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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 3)

NEON Systems, Inc.
(Name of Subject Company)

NEON Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

640509105
(CUSIP Number of Class of Securities)

Brian D. Helman
Chief Financial Officer
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
(281) 491-4200

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759
(512) 338-5400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Items 3, 4 and 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NEON Systems, Inc., on December 29, 2005, as amended to date.

Item 3.     Past Contracts, Transactions, Negotiations and Agreements.

        The first paragraph under the subheading "Arrangements with Executive Officers and Directors of the Company" under the caption "Cash Consideration Payable Pursuant to the Offer" is amended and supplemented by adding the following sentence to the end of such paragraph:

        "Richard Holcomb, a director of the Company, is the only director or executive officer of the Company that held Shares as of December 19, 2005, and would receive all of such $85,560 upon tender of such Shares."

        The second paragraph under the Subheading "Arrangements with Executive Officers and Directors of the Company" under the caption "Cash Consideration Payable Pursuant to the Offer" is amended and supplemented by adding the following sentence to the end of such paragraph:

        "Of such $3,497,741, Mark Cresswell will be entitled to receive $1,296,200, Brian D. Helman will be entitled to receive $481,900, Chris H. Garner will be entitled to receive $344,495, Robert C. Evelyn will be entitled to receive $283,000, Jerry A. Paladino will be entitled to receive $279,800, Shelby R. Fike will be entitled to receive $193,221, George Ellis will be entitled to receive $138,000, Richard Holcomb will be entitled to receive $138,000, Loretta Cross will be entitled to receive $137,875, David F. Cary will be entitled to receive $137,875 and William W. Wilson will be entitled to receive $67,375."

Item 4.     The Solicitation or Recommendation.

Background

        The first sentence of the second paragraph under the subheading "Background" is amended and restated in its entirety to read as follows:

        "In August 2005, the Company received an oral unsolicited indication of interest to acquire the Company from a third party entity for $6.00 per share, in cash, subject to certain potential adjustments."

        The disclosure under subheading "Background" is amended and supplemented to add the following paragraph after paragraph four:

        "Jefferies Broadview then conducted a market-check, in which it contacted 17 companies that Jefferies Broadview had determined would find the Company a strategic fit with their current product offerings. Of those 17 companies, four indicated an interest in pursuing an acquisition of the Company. Of those four, two made offers to purchase the Company and two indicated that they had other priorities that constrained their ability to evaluate a potential acquisition."

        The first sentence of the fifth paragraph under the subheading "Background" is amended and restated in its entirety to read as follows:

        "On November 4, 2005, the Company received a draft letter of intent from the third party that had made the oral unsolicited indication of interest in August 2005, in which such party proposed to acquire all of the Shares for $6.00 per Share in cash, subject to certain potential adjustments."

        The second sentence of the sixth paragraph under the subheading "Background" is amended and restated in its entirety to read as follows:

        "Representatives of Jefferies Broadview contacted the other offeror, who refused to increase its offer above $6.00 per share, indicating that while they were willing to eliminate any adjustments to the purchase price following due diligence, $6.00 per share was the highest price that they would pay."

        The tenth paragraph under the subheading "Background" is amended and supplemented by adding the following sentence after the first sentence:

        "Such significant open issues related principally to certain provisions of the draft agreement related to price, deal certainty and deal protection."

        The eleventh paragraph under the subheading "Background" is amended and supplemented by adding the following sentence as the penultimate sentence of that paragraph:

        "Such unresolved issues included the definition of "Knowledge," "Company Material Adverse Effect" and "Superior Offer" under the Merger Agreement, certain representations and warranties to be made by the Company under the Merger Agreement, the determination of "Transaction Expenses," the parties' respective termination rights under the Merger Agreement, the termination fee payable to Parent under the Merger Agreement, the no-shop provisions of the Merger Agreement and the conditions of the Offer."

        The thirteenth paragraph under the subheading "Background" is amended and supplemented by adding the following sentence after the first sentence of such paragraph:

        "Such unresolved issues included the definition of "Knowledge," "Company Material Adverse Effect" and "Superior Offer," under the Merger Agreement, the determination of "Transaction Expenses," the parties' respective termination rights under the Merger Agreement, the termination fee payable to Progress under the Merger Agreement and the no-shop provisions of the Merger Agreement."

        The fifteenth paragraph under the subheading "Background" is amended and supplemented by adding the following sentence to the end of such paragraph:

        "Such remaining issues included certain issues related to the Voting and Tender Agreements and narrowed but remaining issues related to the definition of "Knowledge" and "Superior Offer," and the no-shop and termination fee provisions."

Reasons for Recommendation

        The first bullet under the subheading "Reasons for Recommendation" captioned "Operating and Financial Condition of the Company; Ability to Execute Business Plan" is amended and supplemented by adding the following sentence to the end of such bullet:

        "The Board of Directors concluded that there were significant risks associated with remaining an independent company, including risks posed by competitors with access to greater resources than the Company, which would make it difficult for the Company to execute its business plan. The Board of Directors viewed these factors as favorable in its decision to approve the Merger Agreement."

        The second bullet under the subheading "Reasons for Recommendation" captioned "Results of Discussions with Third Parties; Other Alternatives" is amended and supplemented by adding the following sentence to the end of such bullet:

        "Based on these factors, the Board of Directors concluded that the transactions contemplated by the Merger Agreement represented the best transaction reasonably available to the Company's stockholders."

        The first sentence of the third bullet under the subheading "Reasons for Recommendation" captioned "Fairness of the Transaction; Financial Analyses and Opinion of Jefferies Broadview" is amended and restated in its entirety as follows:

        "The Board of Directors considered at length the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger, as well as the other factors set forth herein under "Reasons for Recommendation," and believes that the terms of the Offer and Merger are fair to and are in the best interests of the Company's stockholders."

        The fourth bullet under the subheading "Reasons for Recommendation" captioned "Historical Trading Prices" is amended and supplemented by adding the following sentence to the end of such bullet:

        "The Board of Directors viewed these factors as favorable in its decision to approve the Merger Agreement."

        The sixth bullet under the subheading "Reasons for Recommendation" captioned "Cash Consideration" is amended and supplemented by adding the following sentence to the end of such bullet:

        "The Board of Directors considered the negative tax consequences associated with the receipt of cash consideration in determining that cash was desirable over other forms of consideration, including stock."

        The tenth bullet under the subheading "Reasons for Recommendation" captioned "Fiduciary Termination Right" is amended and supplemented by adding the following sentence to the end of such bullet:

        "The Board of Directors considered the fiduciary termination right, together with the negotiated no-solicitation and change recommendation provisions, as critical factors in approving the Merger Agreement."

        The twelfth bullet under the subheading "Reasons for Recommendation" captioned "Failure to Close" is amended and supplemented by adding the following sentence to the end of such bullet:

        "The Board of Directors considered the potential negative impact of these risks in approving the Merger Agreement."

Opinion of NEON's Financial Advisor

        The disclosure under the subheading "Opinion of NEON's Financial Advisor—NEON Stock Performance Analysis" is amended and supplemented by adding the following paragraph at the end of such subheading:

        "For comparative purposes, Jefferies Broadview examined the following:

  •
  weekly historical volume and closing trading prices of NEON common stock from December 22, 2000 through December 16, 2005;

  •
  daily historical volume and closing trading prices of NEON common stock from December 20, 2004 through December 19, 2005, including NEON's 20-day, 3-month, 6-month, and 1-year average closing price, 1-year closing price high and low, and the offer price per share;

  •
  relative daily closing prices for the NEON Comparable Index versus NEON and the NASDAQ Composite from December 20, 2004 through December 19, 2005;

        This data was presented to the NEON Board in graphical form."

        The disclosure under the subheading "Opinion of NEON's Financial Advisor—Present Value of Projected Share Price Analysis" is amended and supplemented by adding the following paragraph after the first paragraph under such subheading:

        "In addition, Jefferies Broadview considered a range of values based on varying TTM P/E multiples and discount rates. Based on TTM P/E multiples ranging from 15x to 40x and discount rates ranging from 20% to 40%, Jefferies Broadview calculated implied share prices ranging from $2.74 to $8.66."

        The disclosure under the subheading "Opinion of NEON's Financial Advisor—Consideration of the Discounted Cash Flow Methodology" is amended and supplemented by adding the following paragraph after the next to last paragraph under such subheading:

        "With regards to the compensation paid to Jefferies Broadview by NEON Systems, Jefferies Broadview received a commitment fee of $50,000 and a fee of $250,000 upon delivery of Jefferies Broadview's opinion, and will receive a transaction fee of approximately $1,016,000, less the amount of the commitment fee and the opinion fee already paid, which is contingent upon the consummation of the Offer. Jefferies Broadview has received no additional compensation from the Company or from Offeror or Progress."

Item 8.     Additional Information.

        The first sentence of the last paragraph of Item 8 captioned "Forward Looking Statements" is hereby amended and restated in its entirety to read as follows:

        "This Schedule includes and incorporates by reference statements that are not historical fact."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEON Systems, Inc.
Dated: January 19, 2006	By:	/s/ BRIAN D. HELMAN BRIAN D. HELMAN, Chief Financial Officer

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